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                                                                       EXHIBIT 5


Contacts:   Johnson & Johnson
            Robert V. Andrews
            732 524-3348

            FemRx, Inc.
            Ed Unkart
            408 752-8580; Ext. 105

                                                           FOR IMMEDIATE RELEASE

                    Johnson & Johnson to Acquire FemRx, Inc.

      New Brunswick, NJ (October 5, 1998) - Johnson & Johnson (NYSE:JNJ), the health care products manufacturer, and FemRx, Inc. (Nasdaq:FMRX), a leader in the development of innovative products for gynecological disorders, announced today that they have entered into a definitive merger agreement through which Johnson & Johnson, on behalf of its Ethicon, Inc. subsidiary, will purchase all of the outstanding common shares of FemRx.

      Under the agreement, Johnson & Johnson will shortly commence a tender offer to purchase all of FemRx's approximately 9.4 million shares of common stock and common stock equivalents for $2.35 per share in cash, or approximately $22 million. The offer is conditioned on the tender of 90% of the outstanding shares of common stock and common stock equivalents, and certain other conditions.

      FemRx, Inc., headquartered in Sunnyvale, CA, has developed proprietary surgical systems that enable surgeons to perform less invasive alternatives to hysterectomy.

      Through its Gynecare Division, Ethicon, Inc. offers innovative surgical solutions for women in the areas of uterine disorders, infertility, incontinence and adhesion prevention.

      Johnson & Johnson is the world's most comprehensive and broadly-based manufacturer of health care products, as well as a provider of related services, for the consumer, pharmaceutical and professional markets.

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